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05041448

AM 4-5-2005

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52741

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TICHE CAPITAL STRATEGIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 GRANT STREET SUITE 421
(No. and Street)

PITTSBURGH (City) PA (State) 15219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FABIAN O'CONNOR CPA (412) 231-6422 (AUDITOR)
BRADLEY D. TICHE (412) 261-4500 (PRINCIPAL)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMALL, O'CONNOR & PAGANO, CPA'S
(Name – *if individual, state last, first, middle name*)

800 VINIAL STREET, SUITE 412 (Address) PITTSBURGH (City) PA (State) 15212 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRADLEY D. TICHE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TICHE CAPITAL STRATEGIES LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.



Signature

PRESIDENT.

Title



Notary Public

COMMONWEALTH OF PENNSYLVANIA

Notarial Seal
Misty Leigh Cleary, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Oct. 1, 2006

Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
152
WASH. D.C.
SECTION

Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania
Financial Statements and Independent Auditors' Report

December, 31, 2004 and 2003

Tiche Capital Strategies, LLC

Table of Contents

Independent Auditors' Report	
Financial Statements	
Statements of Financial Condition December31, 2004 and 2003	2
Statements of Income For the Years Ended December 31, 2004 and 2003	3
Statements of Changes in Member's Equity For the Years Ended December 31, 2004 and 2003	4
Statements of Cash Flows For the Years Ended December 31, 2004 and 2003	5
Notes to Financial Statements	6 – 9
Independent Auditors' Report on Supplementary Information	10
Computation of Net Capital and Require Net Capital Under Rule 15c3-1	11
Computation for Determination of Reserve Requirements and Information Relating for the Possession or Control Requirements Under Rule 15c3-3	12
Reconciliation between Audited and Un-audited Statements of Financial Condition Pursuant to Rule 17a-5(d)(4)	13
Schedule of Findings and Questioned Costs	14
Corrective Action Plan	15
Report on Compliance and on Internal Control over Financial Reporting Based on an Audit of Financial Statements Performed in Accordance with Government Auditing Standards	

Small, O'Connor & Pagano

Certified Public Accountants & Consultants

800 Vinial Street • Suite 412 • Pittsburgh, Pennsylvania 15212
Tel. 412/231-6422 • Fax 412/231-1696 • E-mail: sopcpas@oconnor-pagano.com

Independent Auditors' Report

Mr. Bradley D. Tiche, President
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

We have audited the accompanying statements of financial condition of Tiche Capital Strategies, LLC as of December 31, 2004 and 2003 and the related statements of income, changes in member's equity, and cash flows for the years then ended required to be filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tiche Capital Strategies, LLC as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Pittsburgh, Pennsylvania
March 25, 2005

Tiche Capital Strategies, LLC

Statements of Financial Condition
December 31, 2004 and 2003

	2004	2003
Assets:		
Cash - Operating	$ -	$ 5,595
Cash - Reserve	9,792	11,171
Commissions Receivable	31,166	20,221
Accounts Receivable - Other	-	2,375
Employee Advances	-	2,273
Prepaid Expenses	189	-
Organization Costs, Net of Amorization	12,327	13,501
Total Assets	$ 53,474	$ 55,136
Liabilities		
Cash Overdraft - Operating	447	-
Accounts Payable	11,542	6,695
Commissions Payable	-	6,127
Accrued Expenses	-	4,800
Payroll Taxes Payable	-	1,721
Other Current Liabilities	786	870
Total Liabilities	12,775	20,213
Member's Equity		
Retained (Deficit)	(9,564)	(26,341)
Contributed Capital	50,264	61,264
Total Member's Equity	40,699	34,923
Total Liabilities and Member's Equity	$ 53,474	$ 55,136

The accompanying notes are an integral part of these financial statements.

Tiche Capital Strategies, LLC

Statements of Income
December 31, 2004 and 2003

	2004	2003
Income:		
Gross Commissions	$ 250,111	$ 383,017
Total Income	250,111	383,017
Expenses:		
Commissions	80,118	165,440
Clearing Costs	19,431	32,857
Extension and Cancellation Costs	400	560
Payroll Taxes	7,436	13,983
Licenses and Permits	819	951
Dues and Subscriptions	4,155	3,436
Filing Fees	11,742	3,339
Accounting Fees	7,727	4,800
Legal Fees	5,405	-
Management Fee (Note 4)	-	110,000
Insurance	8,124	3,759
State Registration Fees	(1,075)	3,795
Regulatory and Compliance Expense	-	1,250
Trading Expense	19,424	6,826
Payroll Processing Fees	919	993
Bank Service Charge	280	140
Amortization	1,174	1,174
Rent (Note 4 & 8)	46,671	-
Telephone and Internet Expenses	9,990	-
Miscellaneous Expense	10,596	6,683
Total Expenses	233,335	359,986
Net Profit for Year	$ 16,776	23,031

The accompanying notes are an integral part of these financial statements.

Tiche Capital Strategies, LLC

Statements of Changes in Member's Equity
December 31, 2004 and 2003

	Contributed Capital	Retained (Deficit)	Total 2004	Total 2003
Balances at Beginning of Year	$ 61,264	$ (26,341)	$ 34,923	$ 41,492
Net Profit for the Year	-	16,776	16,776	23,031
Member's Equity Withdrawal	(11,000)	-	(11,000)	(29,600)
Balances at End of Year	$ 50,264	$ (9,565)	$ 40,699	$ 34,923

The accompanying notes are an integral part of these financial statements.

Tiche Capital Strategies, LLC

Statements of Cash Flows
December 31, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities:		
Net Profit	$ 16,776	$ 23,031
Adjustments to Reconcile Changes in Net Profits (Loss) to Net Cash (Used in) Operating Activities:		
Amortization	1,174	1,174
(Increase) Decrease in Accounts Receivable	(8,570)	6,513
(Increase) Decrease in Other Assets	3,463	(7,479)
Increase (Decrease) in Current Liabilities	(7,886)	(4,286)
Net Cash Provided by Operating Activities	4,958	18,953
Cash Flows from Financing Activities:		
Capital Contributed/(Withdrawn)	(11,000)	(29,600)
Net Cash (Used in) Operating Activities	(11,000)	(29,600)
Net (Decrease) in Cash	(6,042)	(10,647)
Cash at Beginning of Year	5,595	16,242
Cash at End of Year	$ (447)	$ 5,595
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Interest Paid	$ -	$ -
Income Taxes	-	-

The accompanying notes are an integral part of these financial statements.

Tiche Capital Strategies, LLC

Notes to Financial Statements
December 31, 2004 and 2003

1. Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements of Tiche Capital Strategies, LLC.

Tiche Capital Strategies, LLC, operates in Pittsburgh, Pennsylvania and is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company provides brokerage services to a variety of customers in the continental United States. The Company is a limited liability company.

Allowance for Contingent Liability: The allowance for contingent liability is revenue not yet recognized on the sales of variable and fixed annuities. That is because there is a 20 day recession period on each sale, which allows the customer to cancel their purchase up to that point. After the recession period ends, the revenue is then recognized as income.

Securities Transaction: Proprietary securities transactions in regular way trades are recorded on the trade date, as if they had settled. Profit and loss arising form all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Income taxes: Income taxes have not yet been provided for the 2004 tax year, because the shareholder elected to be treated as a small business corporation for income tax purposes as provided by in Section 1372(a) of the Internal Revenue Code. As such, the Company's income or loss and credits are passed to the sole member and combined with his other personal income and deductions to determine taxable income on his individual tax return.

Commissions: Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Tiche Capital Strategies, LLC

Notes to Financial Statements
December 31, 2004 and 2003

2. Organization Costs

Tiche Capital Strategies, LLC, incurred organization costs in the form of attorney fees, various registrations and licenses at the inception of the Company. These costs are carried as other assets and are being amortized ratably over 15 years.

3. Uses of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Concentrations of Credit Risk

The company is engaged in various trading and brokerage activities involving primarily the equity markets. The company could be exposed to risk due to potential volatility of these markets.

5. Commitments

Effective December 31, 2003, the company entered into a lease agreement as a subtenant with Three Rivers Mortgage, LLC, an affiliated company, for rental space on a month to month basis at the base amount of $4,826. On April 1, 2004 the above referenced agreement was terminated, in favor of a lease as subtenant, in the amount of $3,926 per month. The lease was restated on November 1, 2004 as a month to month lease agreement for $2,356 per month. Rental expense for the year totaled $46,671.

6. Party Related Transactions

Through 2003, the Company purchased management services from an affiliated company in which the sole member of Tiche Capital Strategies, LLC is the sole shareholder of said affiliate. The management fees paid to the affiliate in 2003 amounted to $110,000. The management services contract was terminated in 2003. The services included in this management fee were as follows:

- All administrative payroll related costs.
- Occupancy costs (rent, utilities, repairs, etc.).
- Office and administrative expenses.
- Insurance.
- Telephone expenses.
- Technology.
- Promotional expenses.
- Licensing expenses.

For the year ended December 31, 2004, the Company incurred direct expenses for rent ($46,671) and other operating expenses.

7. Termination of Broker/Dealer Registration

The company notified NASD District 9, via correspondence dated December 6, 2004, of its intentions to discontinue its NASD membership as well as its intentions to terminate its SEC registration. To this end the Company (TCS) indicated the following:

- TCS has made arrangements to become a branch office of First Midwest Securities, Inc. (FMSI). Registered representatives of TCS have already terminated their NASD licenses with TCS and transferred them to FMSI. The Principals of TCS intend to transfer their NASD licenses to FMSI, as it is practical to do so.

7. Termination of Broker/Dealer Registration (continued)

- FMSI has agreed to assume all TCS customer accounts and has mailed a negative response letter to those accountholders as of November 29, 2004, advising them of the change in broker/dealer by year-end. Additionally, the firm is currently processing paperwork to change the broker/dealer of record on all fund direct business.

- Customers should not experience any disruption in the servicing and function of their accounts and will, in fact, retain the same registered representative.

- Notwithstanding the outcome of any litigation or arbitration, TCS does not owe money or securities to any customer.

- All capital and assets of TCS will remain with TCS.

- Currently, there are two related pending arbitrations in which TCS is a named respondent along with its current clearing firm, Emmett A. Larkin and a third party registered rep. These arbitrations are in the pre-hearing discovery phase with a hearing scheduled for March 2-4, 2005.

8. Pending Arbitration

The Company's request to NASD to terminate its broker/dealer registration is in part contingent on the resolution of all NASD disputes resolution arbitrations in place at December 31, 2004. As of the date of this report, two cases were under consideration for resolution by the NASD.

Small, O'Connor & Pagano

Certified Public Accountants & Consultants

800 Vinial Street • Suite 412 • Pittsburgh, Pennsylvania 15212
Tel. 412/231-6422 • Fax 412/231-1696 • E-mail: sopcpas@oconnor-pagano.com

**Independent Auditors' Report
on Supplementary Information
Required by Rule 17a-5 of the
Securities and Exchange Commission**

Mr. Bradley D. Tiche, President
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

Our report on our audit of the basic financial statements of Tiche Capital Strategies, LLC for the year ended December 31, 2004 appears in the Independent Auditors' Report. We conducted our audit in accordance with auditing standards generally accepted in the United States of America for the purposes of forming an opinion on the basic financial statements taken as a whole. The schedules of supplementary information are presented for purposes of additional analysis and is not required part of the basis financial statement, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Pittsburgh, Pennsylvania
March 25, 2005

Tiche Capital Strategies, LLC

Computation of Net Capital
December 31, 2004 and 2003

	2004	2003
Assets:		
Cash	$ (447)	$ 5,595
Commissions Receivable	31,166	22,596
Less Trails (Non-allowable)	-	(51)
Emmett Larkin Capital Account	9,627	10,106
Total Assets	$ 40,346	$ 38,246
Liabilities		
Accounts Payable	$ 11,542	$ 11,495
Commissions Payable	-	6,127
Payroll Taxes Payable	-	1,949
Total Liabilities	11,542	19,571
Net Capital	$ 28,804	$ 18,675
Minimum Net Capital Requirement	5,000	5,000
Excess Net Capital	$ 23,804	$ 13,675

The accompanying notes are an integral part of these financial statements.

Tiche Capital Strategies, LLC

Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

Tiche Capital Strategies, LLC clears all transactions with and for customers on a fully disclosed basis with clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records. Therefore, Tiche Capital Strategies, LLC, is exempt from the Reserve Requirements and the Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Tiche Capital Strategies, LLC

Reconciliation between Audited and Un-audited Statements of Financial Condition Pursuant to Rule 17a-5(d)(4)

A reconciliation between audited and un-audited Statements of Financial Condition was not necessary because as of the balance sheet date, there were no material differences between the audited and un-audited Statements of Financial Condition.

Tiche Capital Strategies, LLC

Schedule of Findings and Questioned Costs
Year Ended December 31, 2004

None

Tiche Capital Strategies, LLC

Corrective Action Plan
Year Ended December 31, 2004

None

Small, O'Connor & Pagano

Certified Public Accountants & Consultants

800 Vinial Street • Suite 412 • Pittsburgh, Pennsylvania 15212
Tel. 412/231-6422 • Fax 412/231-1696 • E-mail: sopcpas@oconnor-pagano.com

Report on Compliance and on Internal Control over Financial Reporting Based on an Audit of Financial Statements Performed in Accordance with Government Auditing Standards Generally Accepted in the United States

Board of Directors
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

We have audited the financial statements of Tiche Capital Strategies, LLC, as of and for the year ended December 31 , 2004 , and have issued our report thereon dated March 25, 2005. We conducted our audit in accordance with auditing standards generally accepted in the United States of America.

Compliance

As part of obtaining reasonable assurance about whether Tiche Capital Strategies, LLC, financial statements are free of material misstatement, we performed tests of its compliance with certain provisions of laws, regulations, contracts and grants, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of audit and, accordingly, we do not express such an opinion. The results of our tests disclosed no instances of noncompliance that are required to be reported under Auditing Standards generally accepted in the United States.

Internal Control Over Financial Reporting

In planning and performing our audit, we considered Tiche Capital Strategies, LLC, internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control over financial reporting. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control component does not reduce to a relatively low level the risk that misstatements in amounts that

Internal Control Over Financial Reporting cont.

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

This report is intended for the information of the Board of Directors, management and federal agencies and pass-through entities.

Small, O'Connor & Pagano

Small, O'Connor & Pagano
Pittsburgh, Pennsylvania
March 25, 2005